

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 23, 2016

Via E-mail
Carolyn Yu, Esq.
United States Commodity Funds LLC
1999 Harrison Street, Suite 1530
Oakland, California 94612

> **Re:** **USCF Funds Trust**
> **Registration Statement on Form S-1**
> **Filed December 2, 2016**
> **File No. 333-214881**

Dear Ms. Yu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

4. We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swaps. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5. We note that Wainwright Holdings, Inc. is the sole member of USCF. We also note from Exchange Act reports filed by your Related Public Funds that on September 19, 2016, Wainwright Holdings, Inc., and Concierge Technologies, Inc., entered into a definitive agreement together, pursuant to which Concierge Technologies, Inc. would acquire shares of Wainwright Holdings, Inc. representing approximately 97% of the issued and outstanding shares, and that the transaction was completed on December 9, 2016. Please revise your disclosure to describe your affiliation with Concierge Technologies, Inc. and to explain the impact, if any, of the transaction on your corporate governance structure.

6. Please revise to provide audited financial statements of the consolidated trust and each fund. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

7. We note your disclosure on page 55 that you have a fact sheet. Please provide us with a copy of your fact sheet for our review.

Front Cover Page of the Registration Statement

8. Please revise the registration statement to include the number of shares that you reasonably expect to offer and sell in the next two years. We note that currently you have registered only 1,000 shares even though a creation basket consists of 50,000 shares. Refer to Rule 415(a)(2) of the Securities Act.

Prospectus Cover Page

9. Please revise your disclosure to explain which specific short-term futures contract on light, sweet crude oil will comprise the Benchmark Oil Futures Contract at any given time.

10. Please revise your prospectus cover page to briefly describe the targeted underlying assets of the Fund.

11. We note your disclosure regarding the price at which Authorized Participants will purchase shares from the Trust. Please revise to also provide a description of the factors that will affect the price at which Authorized Participants will sell the shares to the public.

12. We note your disclosure indicates that the Marketing Agent will use its best efforts to sell shares. Please tell us how you have considered whether the Marketing Agent is an underwriter under section 2(a)(11) of the Securities Act.

Prospectus Summary

What Is the "Benchmark Oil Futures Contract"?, page 1

13. We note your disclosure that the Fund may invest in cleared swap contracts and OTC transactions that are based on the price of oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing. Please clarify whether you may invest in security-based swaps. Please also indicate the potential percentage range of the Fund's assets that may be invested in OTC transactions and, to the extent applicable, security-based swaps. Further, please clarify if there is a limitation on such investments.

14. Please tell us how you will disclose your counterparties to OTC transactions and what additional information you will provide about such counterparties on an ongoing basis if your investments in such interests become concentrated.

The Fund's Fees and Expenses, page 4

15. Please add narrative disclosure explaining the components of the "Brokerage Fees" included in the table. Please clarify whether such fees will include the Fund's costs of rolling futures and rebalancing its portfolio. Please also clarify whether these expenses are paid for by the Trust and if they are reimbursed by USCF or REX.

Due to the compounding of daily returns, the Fund's returns over periods longer than a day . . ., page 5

16. Please revise this risk factor to provide hypothetical examples that quantify the impact of daily compounding on returns over periods longer than a single day.

Additional Information About the Fund, Its Investment Objective and Investments, page 18

17. Please revise to describe the Oil Interests which you intend to invest in to track three times the inverse of the daily changes in the price of the Benchmark Oil Futures Contract.

18. Please disclose the accountability levels and position limits set by NYMEX and ICE Futures with respect to the Oil Futures Contracts and to discuss the likelihood that you will reach such thresholds.

Trading Methodology, page 20

19. Please supplementally provide us with a hypothetical example regarding how the applicable value of the Benchmark Oil Futures Contract is calculated during the four-day period in which the Benchmark Oil Futures Contract is changed from the near month contract to the next month contract.

What are the Trading Policies of the Fund?

Leverage, page 23

20. We note your disclosure on page 23 that "USCF endeavors to have the aggregate short market value of its obligations under its Oil Futures Contracts and Other Oil-Related Investments equal to three times (3x) the value of the Fund's Treasuries, cash and cash equivalents…." Please clarify, if true, that USCF intends for the aggregate short notional value of the Oil Interests to equal three times the value of the Fund's NAV, as is suggested by your disclosures on pages 1 and 21. Alternatively, please explain to us how the statements are consistent.

The Fund's Operations

USCF and its Management and Traders, page 23

21. Please include a discussion as to the specific experience, qualifications, skills, or attributes that led to the conclusion that each director should serve on USCF's board of directors.

The Fund's Service Providers, page 27

22. Please expand your disclosure regarding the material terms of the agreement between USCF and REX. Please also clarify what ongoing services REX provides the Trust and whether it receives any fees for such services.

Breakeven Analysis, page 29

23. Please add narrative footnote disclosure to describe the "Reimbursement Credit." To the extent that it is not certain that the "Reimbursement Credit" will be available, please tell us how you determined it is appropriate to include tabular disclosure relating to the credit. To the extent you believe it is certain that such credit will be available, please tell us how you made that determination.

24. We note your disclosure in footnote 3 that the "Estimated Brokerage Fee" is based on the actual brokerage fees for the Fund calculated on an annualized basis. We also note that the Fund does not appear to have commenced investing operations. Please revise your disclosure to reconcile this apparent discrepancy or tell us why such reconciliation is not necessary.

Item 16. Exhibits and Financial Statement Schedules, page II-2

25. Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

Signatures

26. Please include the signature of your Sponsor's controller or principal accounting officer. Please see Instruction 1 to the Signatures section of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: James Cain, Esq. (via E-mail)
       Sutherland Asbill & Brennan LLP